September 23, 2020
Via E-mail

Patrick Pohlen, Esq.
Latham & Watkins LLP
505 Montgomery Street
Suite 2000
San Francisco, CA 94111

       Re:     Aimmune Therapeutics, Inc.
               Schedule 14D-9 filed September 14, as amended September 21, 2020 Filed September 14, 2020
               File No. 005-88972

               Schedule 13E-3 filed September 14, 2020, as amended September 21, 2020
               Filed by Aimmune Therapeutics, Inc.
               File No. 005-88972

Dear Mr. Pohlen:

       The staff in the Office of Mergers and Acquisitions has reviewed the filing listed above, and we have the comments set forth below. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 14D-9
Tender Offer and Merger, page 1

1. Your disclosure defines    Unaffiliated Security Holders    to mean the
stockholders of
   Aimmune other than Nestl   and its affiliates. Please note that the staff
considers officers and
   directors of the subject company to be affiliates when considering whether such reference is sufficiently specific to satisfy Item 1014(a) of Regulation M-A. Please refer to the definition
   of    affiliate    in Exchange Act Rule 13e-3(a)(1). Please advise us
whether the term
      Unaffiliated Security Holders    applies to any other directors and
officers of Aimmune or its
   affiliates and revise your disclosure accordingly.
 Patrick Pohlen, Esq.
Latham & Watkins LLP
September 23, 2020
Page 2

Item 4. The Solicitation or Recommendation.
Background of the Offer, Page 16

2. We note references on pages 18 and 23 to the financial advisors preliminary financial analyses in connection with their respective fairness opinions. Please be advised that such materials fall within the scope of Item 1015 of Regulation M-A and must be summarized in the disclosure document and filed as an exhibit to the Schedule 13E-3. Each presentation, discussion, or report held with or presented by Lazard and J.P. Morgan, whether oral or written, preliminary or final, constitutes a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. To the extent not already disclosed or filed as an exhibit, please revise to summarize all the presentations made by Lazard and J.P. Morgan.
Reasons for the Recommendation of the Company Board, page 25

3. We note that the Independent Directors, and not the Board, has rendered a fairness determination with respect to the Rule 13e-3 transaction. Please provide the disclosure required by Item 1014(a) of Regulation M-A. Refer to Item 8 of Schedule
13E-3.
4. Refer to the preceding comment. The disclosure provided in response to the preceding comment should also include a discussion of the material factors relied upon by the Board to reach such a conclusion. To the extent applicable, the Board may expressly adopt the analysis and conclusions of the Independent Directors. Please refer to Item 8 of Schedule
   13E-3, Item 1014 of Regulation M-A and Question and Answer No. 20 of Exchange Act
   Release No. 34-17719 (April 13, 1981).
Supportive Factors Regarding Fairness, page 29

5. The factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to
Item 1014 of
   Regulation M-A are generally relevant to a filing person   s fairness
determination and should
   be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release
   No. 34-17719 (April 13, 1981). If the Board expressly adopts the analyses and discussion of the Independent Directors as its own, please revise this section to either include the factors described in clauses (vi) of Instruction 2 to Item 1014 and Item 1014(c) or explain why such factors were not deemed material or relevant. If the procedural safeguard in
Item 1014(c)
   was not considered, please explain why Board believes the Rule 13e-3 transaction is fair in the absence of such safeguard.

Opinions of the Company   s Financial Advisors
Opinion of Lazard Fr  res & Co. LLC
Miscellaneous, page 44

6. Please revise to quantify the compensation received by Lazard in the past two years with respect to the additional investment banking services described in this paragraph. Refer to
   Item 9 of Schedule 13E-3 and Item 1015(b)(4) of Regulation M-A.
 Patrick Pohlen, Esq.
Latham & Watkins LLP
September 23, 2020
Page 3

Company Management   s Unaudited Prospective Financial Information
Early Long-Term Projections, page 46

7. We note your disclaimer indicating that management based its projections on numerous assumptions. Please revise to disclose such variables and assumptions with specificity. For example, disclose the specific assumptions made with respect to the impact of COVID-19 on
   the Company   s Palforzia treatment.

                                             *   *   *

        We remind you that the registrant and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to me at (202) 551-7951. You may also contact Perry
Hindin, Special Counsel, at (202) 551-3444.


                                                          Sincerely,

                                                          /s/ Joshua Shainess

                                                          Joshua Shainess
                                                          Special Counsel
                                                          Office of Mergers and
Acquisitions